4801 Main Street, Suite 1000
Kansas City, MO  64112
Main: 816.983.8000
Fax: 816.983.8080

June 6, 2012

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Michael McTiernan

Re:          Tortoise Capital Resources Corporation (the “Company”)
File No. 333-176944

Dear Mr. McTiernan:

On February 21, 2012, the Company filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 to its universal shelf registration statement on Form S-3 (the “Shelf Registration Statement”).  The Company received comments on the filing via letter from the Commission’s staff (the “Staff”) dated March 9, 2012.  The following sets forth the Company’s responses to those comments.  The Company has simultaneously filed Pre-Effective Amendment No. 4 to the Shelf Registration Statement.  The text of each comment has been included in this letter for your reference, and the Company’s response is presented below each comment.

Supplemental Pro Forma Selected Financial Data, page 20

1.
Comment:   You state that you included aggregate financial information for your limited partnership interests in your Form 10-K filed February 13, 2012 as required by Rule 4-08(g) of Regulation S-X. Please tell us how this information complies with the requirements of Rule 4-08. We note that the information disclosed on page F-14 of your Form 10-K does not include net income and is also not based on the same year-end as your company; please advise.

Response:  The Company has filed an amended 10-K to revise the referenced disclosure as it relates to net income.  As discussed with the Staff on March 13, 2012, the Company has a fiscal year ending November 30; however, the unconsolidated affiliate private companies in which it holds interests have fiscal years ending December 31.  As such, as of the Company’s fiscal year end the most recent twelve-month period financial information available to it regarding these companies was for the twelve months ended

 Husch Blackwell LLP

June 6, 2012

September 30, 2011 for High Sierra Energy, LP and VantaCore Partners, LP, and the  twelve months ended October 31, 2011 for Lightfoot Capital Partners LP.  As a result, in reliance on the guidance in Rule 4-08(g)(2) requiring financial information to be provided using the same dates, if practicable, the Company used this information in compiling its disclosure.  The Company notes that it has highlighted the timing differences in its disclosure.  The Company commits to using consistently in its future disclosure the same timing differences and also commits to disclose material events related to the financial condition of each of these companies that are known to the Company and occurring subsequent to the periods presented but prior to the Company issuing its financial statements.

2.	Comment: We note that the Division of Corporation Finance’s Chief Accountant’s Office continues to consider your written submission regarding Rule 3-09 of Regulation S-X.

Response:  On June 1,2 2012, the Company filed an amended 10-K to include in its audited footnotes financial statements pursuant to an accommodation provided by the Division of Corporation Finance’s Chief Accountant’s Office relating to disclosure required by Rule 3-09 of Regulation S-X.

3.	Comment: We await the filing of the financial statements for the EIP investment in accordance with Rule 3-14 of Regulation S-X.

Response:  The financial statements for the EIP investment were included in an 8-K filing made by the Company on March 13, 2012.

4.
Comment: We note the draft Form 8-K included within your response in Exhibit B. We also note that footnote (2) in Exhibit 99.2 of the draft Form 8-K refers to the “useful lives” of the assets; please clarify if all of the transmission assets will be treated as one asset for purposes of depreciation with one useful life or if the assets have different useful lives.  We note that the assets include a transmission line, tower, easement rights, converters and other grid support components. Discuss the basis in GAAP for the method used.

Response:  The Company has corrected its footnote to refer to “useful life” rather than “useful lives”.  The Company believes that the allocation of the purchase price for its acquisition of the Eastern Interconnect Project (EIP) falls under the business combination guidance.  The Company believes that the application of this guidance results in the recognition of a single tangible asset to which it has assigned a single useful life as well as an intangible asset relating to a lease of this asset also to which it has assigned a single useful life.

In ASC 805-20-30-1 Initial Measurement, the FASB provides that in a business combination the acquirer shall measure the identifiable assets acquired at their acquisition-date fair values.  The standard goes on to note that “An asset is identifiable if it meets either of the following criteria:

 Husch Blackwell LLP

June 6, 2012

a.
It is separable, that is, capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so.

b.	It arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.”

The Company has considered whether the tangible and intangible components that comprise its interest in the EIP asset are identifiable.  The Company notes that the bulk power transmission lines, tower, easement rights, converters and grid support components that comprise the EIP asset operate as an integrated system and are physically connected to each other.  The Company has considered whether certain of these components are separable and believes that due to the significant cost and diminution in value that would result from separating the lines from the towers and grid support components, which would render each of these components scrap, that these components are not separable from each other.    Therefore, the Company has concluded that it acquired one tangible asset.  The Company believes that this is analogous to other common types of assets such as a building that has components like walls, a roof, windows, doors and integral equipment that are recorded as one asset and depreciated over one period.   With respect to the intangible components, the Company notes that it has acquired several easements and a lease with off market terms.   The Company has evaluated the guidance in ASC 805-20-55-3 regarding intangibles and notes that the separability criterion means that an acquired intangible asset is capable of being separated or divided from the acquiree and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability. In the case of the Company, the easements cannot be individually sold but can be sold together with the EIP asset.  Therefore, the Company also believes that it acquired an intangible asset.  However, the Company has not separately reported this intangible asset as its estimated fair value is not material, its life would be the same as that of the tangible assets and it would be combined with the tangible assets into a group that is assessed for impairment purposes.   In making this determination, the Company believes that in order to be material to its balance sheet, this intangible would have to exceed 5% of the acquired value of EIP, which was $15.6 million.  The Company has separately recorded and reported the off market lease as an intangible asset.

In order to make a determination of the useful life assigned for the purpose of determining depreciation, the Company evaluated the guidance in ASC 360-10-35-4.  This standard notes that “the cost of a productive facility is one of the costs of the services it renders during its useful economic life. Generally accepted accounting principles (GAAP) require that this cost be spread over the expected useful life of the facility in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility. This procedure is known as depreciation

 Husch Blackwell LLP

June 6, 2012

accounting, a system of accounting which aims to distribute the cost or other basic value of tangible capital assets, less salvage (if any), over the estimated useful life of the unit (which may be a group of assets) in a systematic and rational manner.”  When applying this guidance to the EIP asset, the Company notes that the components have varying remaining lives ranging from 19 to 30 years as determined by an engineering study.  After considering this study and the original expected life of the asset, the Company has used its judgment and assigned a single useful life of 20 years.  The Company believes that this life is reasonable for the purpose of matching the cost of the transmission asset to the period over which it is expected to contribute to the cash flows of the Company.

Form 10-K for the Fiscal Year ended November 30, 2011

Consolidated Statements of Income, page F-4

5.	Comment: Please tell us your basis for including “Deferred tax benefit” within “Loss from Operations” on your income statement and how your presentation complies with Rule 5- 03 of Regulation S-X.

Response:  The Company has filed an amended 10-K to revise the referenced disclosure.  For your information, the Company considered, with input from counsel, the appropriateness of filing a Form 8-K with disclosure under Item 4.02.  The Company concluded that the amendments necessary to its Form 10-K were not of a nature to cause it to reach the conclusion that its previously filed financial statements should no longer be relied on.

Consolidated Statements of Cash Flows, page F-6

6.	Comment: Please tell us your basis for classifying “Return of capital on distributions received” as an operating cash flow, rather than an investing cash flow. For reference, see ASC 230-10-45.

Response:  The Company understands that its characterization in its 10-K of the dividends it receives on its investments may have created confusion. The description referred to the tax treatment of the dividend (i.e. ordinary income, capital gain, return of capital) and was not intended to suggest that the distribution or dividend represents a return of investment for the purposes of the statement of cash flows.  Notwithstanding the line item description, the Company believes that these cash flows are returns on investments and appropriately classified as operating cash flows.  In making this determination, the Company has considered the guidance in ASC 230-10-45 and other guidance for the purpose of classifying distributions as operating cash flows rather than as investing activity.  The Company notes that the predominant source of the cash that comprises the dividends that it receives is cash flows from operations of the underlying investees.  This is due to the fact that most master limited partnership’s partnership agreements require them to distribute all available cash as defined in the partnership

Husch Blackwell LLP

June 6, 2012

agreement. Thus, categorization as operating cash flows in our statement of cash flows is appropriate.

In evaluating our classification of these cash flows, the Company first considered the accounting treatment of the underlying security.  The Company notes that these cash flows represent distributions received on securities that are reported as either trading in the case where the security is publicly traded or under the fair value option in the case where the security is not publicly traded.  Therefore, the Company has considered guidance that pertains to each of these.  While not explicitly addressed in the literature, the Company believes the guidance regarding cash flows in ASC 825 for investments measured at fair value, and guidance provided in ASC 320 for trading securities, provides, in both cases, that the cash flows from these securities should be classified in accordance with the nature and purpose for which they were acquired.  As further discussed below, the Company notes that recurring dividends and distributions from marketable securities are treated as a return on investment and operating cash flow until such time as there is a specific transaction that results in a return of the investment.

The Company also believes that it is important to note that the distributions that it receives represent regular distributions of operating cash flows (i.e. a recurring dividend). The Company believes that its conclusion that the cash flows are a return on investment and thus an operating cash flow are consistent with the “look through” approach commonly applied by investors to distributions received from unconsolidated entities. Distributions that represent returns on the investor’s investment (i.e., dividends) are reported as cash flows from operating activities in the investor’s statement of cash flows, consistent with ASC 230-10-45-16.  Under the “look through” approach, a presumption exists that the distributions are deemed to be a return on investment unless the facts and circumstances of a specific distribution clearly indicate that the presumption has been overcome (e.g., a liquidating dividend or distribution of the proceeds from the investee’s sale of assets), in which case the specific distribution is deemed to be a return of the investment (investing cash flow).  In the case of the Company’s investments, no such specific event has occurred. Thus, the Company has concluded that the cash flows that comprise the distributions it receives are operational in nature.

While not explicitly proscribed in the codification, the “look through” approach is consistent with AICPA Technical Practice Aid (TIS section 1300.18), “Presentation on the Statement of Cash Flows of Distributions From Investees With Operating Losses,” which provides the following: “Distributions to investors from investees should be presumed to be returns on investments and be classified by the investor as cash inflows from operating activities, similar to the receipt of dividends. That presumption can be overcome based on the specific facts and circumstances. For example, if the partnership sells assets, the distribution to investors of the proceeds of that sale would be considered a return of investment and be classified by the investor as cash inflows from investing activities.”

Based on the Company’s evaluation of the above, it does not believe that these cash flows meet the definition of an investing activity.  After considering the nature and purpose of

 Husch Blackwell LLP

June 6, 2012

the cash flows and the related guidance cited above, the Company has concluded that the classification of these cash flows as operating activities is appropriate.  The Company  will revise its line item description, however, to avoid confusion.

**   **  **  **  **  **  **  **  **  **  **

In addition to the responses noted above, the Company directs the attention of the Staff to modest revisions made to the Shelf Registration Statement resulting from the passage of time.  In addition, the Company understands the Staff’s interest in the Company’s “acquisition pipeline” and whether a potential acquisition has become probable.  As was the case when the Shelf Registration Statement was first filed, the Company does have potential acquisitions that it is analyzing.  Some of the acquisitions that were under consideration at the time of the initial filing are no longer under consideration.  Some of those currently under consideration were not identified at the time of the initial filing.  All of the potential acquisitions currently under consideration have been discussed with counsel for the explicit purpose of assessing whether any are probable.  As to each, the Company has concluded that no acquisition is probable.  The Company understands the importance of undertaking this analysis on an ongoing basis, and is aware of its obligation to revise the Shelf Registration Statement if any acquisition becomes probable prior to the Shelf Registration Statement being declared effective.

We look forward to hearing from you soon to discuss any comments you may have on this letter or on Pre-Effective Amendment No. 4.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

 Husch Blackwell LLP